Filed by Endologix, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: TriVascular Technologies, Inc.

Commission File No.: 001-36419

Filed by Endologix, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: TriVascular Technologies, Inc.

Commission File No.: 001-36419

Investor Meeting

VEITH Symposium

NOVEMBER 19, 2015

CONFIDENTIAL

Filed by Endologix, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: TriVascular Technologies, Inc.

Commission File No.: 001-36419

Safe Harbor

Endologix and TriVascular will remain separate operational entities until the closing of the proposed merger transaction. Until closing, Endologix will not offer TriVascular products and TriVascular will not offer Endologix products.

Forward-Looking Statements

This presentation includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Endologix and TriVascular caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, competition from other products, changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding our products and potential future products, risks relating to foreign currency fluctuations, and a variety of other risks. Additional information about the factors that may affect the companies’ operations is set forth in Endologix’s and TriVascular’s annual and periodic reports filed with the Securities and Exchange Commission (the “SEC”). Neither Endologix nor TriVascular undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

The transaction referenced in this presentation has not yet commenced, and no proxies are yet being solicited. Endologix plans to file a registration statement on Form S–4 (“S-4”) that will serve as a prospectus for Endologix shares to be issued as consideration in the merger and as a proxy statement of TriVascular for the solicitation of votes of TriVascular stockholders to approve the proposed transaction (the “Proxy Statement/Prospectus”). This presentation is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. It is also not a substitute for the S-4, the Proxy Statement/Prospectus or any other documents that Endologix or TriVascular may file with the SEC or send to stockholders in connection with the proposed transaction. THE DEFINITIVE PROXY

STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDOLOGIX, TRIVASCULAR AND THE TRANSACTIONS. TRIVASCULAR STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION REGARDING VOTING ON THE PROPOSED TRANSACTION. In addition to the SEC filings made in connection with the transaction, each of Endologix and TriVascular files annual, quarterly and current reports and other information with the SEC. Endologix’s and TriVascular’s filings with the SEC, including the Proxy Statement/Prospectus once it is filed, are available to the public free of charge at the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TriVascular will be made available free of charge on TriVascular’s website at http://investors.trivascular.com. Copies of documents filed with the SEC by Endologix will be made available free of charge on Endologix’s website at http://investor.endologix.com.

Participants in the Solicitation

Endologix, TriVascular and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from TriVascular’s stockholders in connection with the proposed transaction. Information regarding Endologix’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 17, 2015; information regarding TriVascular’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 14, 2015. Other information regarding the interests of such potential participants will be contained in the Proxy Statement/Prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

2

Agenda

? Market & Business Update J. McDermott

? Financials & Forecasts V. Mahboob

? EVAS Global Registry A. Holden, M.D.

? Treatment of Complex AAA M. Thompson, M.D.

? TriVascular Ovation D. Minion, M.D.

? Summary J. McDermott

? Q&A

3

Endologix Vision

To provide confidence to patients and physicians as the leading global innovator of aortic therapies

$3.3B AAA Market Opportunity

$3.3B

$2.7B

$1.0

$0.9

$0.5	Complex AAA
$0.3	$0.3 Opportunity

Billions Treated – 28%

$ $0.3

Traditional AAA

$1.5	Opportunity
$1.2	Treated – 78%

2015 2020

6

Only Company with Both EVAR and EVAS Solutions
(post merger)

Combined portfolio enables physicians to treat the most patients within IFU

EVAR



TriVascular Ovation

- Proximal fixation
- Ultra-low profile
- Polymer sealing ring
- Highly flexible
- 4-Year f/u



Endologix AFX

- Anatomical Fixation
- Preserve bifurcation
- Infra/suprarenal
- 7+ year f/u

EVAS



Endologix Nellix

- AAA fixation
- Complete polymer sealing
- Infrarenal + ChEVAS
- Lowest endoleaks
- 1-Year f/u

CAUTION: Nellix is an investigational Device. Limited by federal (United States) law to investigational use only.

Endologix

7

Optimal Treatment Options for Each AAA Patient

AAA Anatomy and Prevalence Nellix AFX Ovation

STANDARD ANATOMY 40%??? CHALLENGING NECKS

Short Necks 36%?

Reverse Taper Necks 33%??? Necks w/Thrombus 14%?? Angled Necks (>60°) 9%

CHALLENGING ACCESS

Ectatic Iliacs 36%? Narrow Distal Aorta

28%?? (<16mm) Small & Calcified 27%? Arteries Tortuous Iliacs 19%?

OTHER

Small Flow Lumen 15%?? Ruptures 8%?

Clinical references on file at Endologix.

Prevalence totals are >100% because many patients have more than one anatomical feature.

Ruptures are off-label.

8

Most Comprehensive AAA Product Line

(post merger)

Significant Clinical Evidence To Drive Adoption

(post merger)

1,699 1,699

1,296 1,296 1,350

1,200

1,041 1,049

4,300+

579 Patients

TriVascular Endologix Endologix Enrolled by

OVATION AFX NELLIX 2017

2015 2016 2017 2015 2016 2017 2015 2016 2017

? IDE/CAP/PAS ? IDEs ? Global Registry

? Global Registry ? PEVAR ? IDE/CAP

? LIFE ? LEOPARD ? Complex

? LUCY

Years of follow-up 4 years 7+ years 1 year

Expanded Global Sales Force

(post merger)

? World-class team of trained sales representatives and clinical specialists? ~200 sales reps, clinical specialists and agents worldwide – 30% increase? Customers in 44 countries across five continents

Key Milestones to Nellix US Approval*

2016 2017

Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar

Submit M3 PMA Approval*

Submit M2

Presentation of 1 year

IDE clinical data

Submit M4

*Based upon current timelines and assumptions

Nellix U.S. Physician Training Program

Following PMA approval, plan to train ~50 physicians/month

710

560

410

260

110

Q1 Q2 Q3 Q4 Q5

Physician Trainee Demographics

50% Loyal ELGX Users 50% New Users

Complex AAA Represents $1.5B Market Opportunity

Ovation Nellix Alto ChEVAS

Ability to treat necks <10mm Ability to extend seal zone above renals

1/3 of Complex Patients 2/3 of Complex Patients

*Market Size and Penetration Based on Company Estimates

New Product Pipeline Provides Significant Growth Opportunity*

(Post Merger)

2015 2016 2017 2018 2019 2020

U.S.

CHEVAS

Europe THORACIC

CHEVAS

Asia

Pacific(Japan)(Japan)(Japan)(China) CHEVAS

(Brazil, Argentina)

Latin America

CHEVAS

(Argentina)(Brazil)

*	Post-merger estimated regulatory approvals

Creating a Leader in Growth and Innovation

Increased revenue growth

Broad AAA product line

Expanded global sales force

Significant clinical evidence

Robust new product pipeline

Improved profitability

Financials & Forecast

Vaseem Mahboob Chief Financial Officer

Transaction Overview

Transaction Terms	▪ Aggregate value of $155 million (based on a $10.00 Endologix share price)(3) $6.19 implied stock value of TriVascular shares; value will fluctuate with Endologix share price through closing ▪ ~$19 million in cash ~$9 million for intrinsic value of outstanding equity awards(1) ~$10 million redemption of TriVascular convertible debt(2) ▪ 13.56 million Endologix shares, representing ~16.2% ownership
Balance Sheet	▪ $125M Convertible debt offering to pay down higher cost TriVascular debt, merger cash payment, ~$30M one-time expenses and to fund operations ▪ Estimated pro forma cash balance of ~$210 million as of December 31, 2015(4)
Timing / Next Steps	▪ Expected to close in the first quarter of 2016 ▪ Regulatory approvals Subject to customary closing conditions Subject to TriVascular shareholder approval

1 Intrinsic value of TriVascular equity awards assumes a $10 Endologix share price, and will be paid to shareholders and is based on 2.3M options, 0.8M restricted stock units, and 0.4M warrants
2 Assumes redemption of TriVascular $10 million convertible debt, which will either be redeemed or converted into 1.25 million TriVascular shares
3 Aggregate value will continue to fluctuate through closing based on Endologix's stock price . Includes $10 million for redemption of TriVascular convertible debt
4 Pro forma cash balance reflects the estimated December 31, 2015 combined cash balance, adjusted for the $125 million convertible debt offering (including shoe)

Endologix

18

Synergy Model

ELGX TRIV NewCo NewCo

2015 2015(3) 2015 Fcst 2020 Fcst Comments

Sales $154-$157M $36-39M $190-$196M $425-$480M 20% CAGR(2)

Gross Margin %(1) 68% 62% 67% 74% +7 pts

Investing at industry

R&D % ~25% ~50% ~30% ~12%

Standards

SG&A % ~70% ~150%+ ~85% ~40% Sales leverage

Cash flow positive &

EBITDA($33M)+($49M)+ $(82M) $95M+

accretive in 2018

Enable business to drive profitable growth and operating leverage

Non-GAAP gross margin excludes impact from purchase price accounting

CAGR based on $480M in 2020 Sales

Based on TRIV guidance on Aug 4, 2015, TRIV has not issued guidance since that date

Line Of Sight To Profitability

(*)

2015 Operating Loss(*) 2020 Operating Profit

$80 $100

$(40) $(50)

ELGX TRIV Low end High end

? Volume leverage & sales force productivity

? Heavy Investments in Sales & Marketing ? R&D investment levels at par with top tier med

? Clinical & R&D initiatives … management layers device peers

? Public company costs ? Elimination Public company costs & optimize

G&A footprint

Cumulative Synergies (2016-2020) $55 ~$150 Total

synergies

$10

$20

$35

$15

$15

Public Co Support R&D leverage Vertical Facility Sales &

function integration leverage Marketing

*	Excludes the impact of TRIV PPA overlap synergies

Key Financial Measures

PROFORMA BALANCE SHEET METRICS SHARE COUNTS

($ millions)($ millions)

Q3 15 Q4 15 Outstanding Q3 15 Q4 15

Cash & Cash Equivalents 118 210 TRIV 20.4 20.6

Endologix 67.8 68.3

Trade AR 34 36

Inventory 43 41 Weighted Average

TRIV 20.3 20.5

All Other Assets 114 115 Endologix 67.6 68.1

Debt 138 263 Post Close Outstanding

Other Liabilities 70 69 Endologix 81.7

? $125M cash increase driven by convertible offering ? Exchange TRIV outstanding shares for 13.6M shares of to be used to pay down TRIV $70M high cost debt ELGX (fixed)

? Planned $30M one time expenses on deal related ? TRIV Shares exchange ratio will depend on ELGX stock costs and restructuring post close price at closing; $10M convert for 1.2M TRIV shares

? Sufficient cash to get to profitability in 2018

Financial Summary: Key Takeaways

? Fundamentals strong; line of sight to synergies

? Integration execution plans in place, target execution by 2Q/3Q ; experienced team

? Path to cash flow positive year earlier than strat plan

? Goal: Build a business growing 20% with operating leverage

Andrew Holden, MBChB

Auckland City Hospital Auckland, NZ

EVAS Global Registry

EVAS FORWARD

Global Registry:

One Year Outcomes

VEITH SYMPOSIUM NOVEMBER 19, 2015

Disclosures and Disclaimers

? Andrew Holden MBChB, FRANZCR, EBIR

– Clinical Investigator for Endologix Inc.

– Medical Advisory Board Member for Endologix Inc.

Disclaimers

? CAUTION: Nellix® EndoVascular Aneurysm Sealing System is an investigational device. Limited by federal (or United States) law to investigational use only.

? Nellix is approved in Europe. For Nellix EndoVascular Aneurysm Sealing

System, prior to use, refer to the “Instructions for Use” for complete and specific indications, contraindications, all warnings and precautions. Rx only.

? Nellix is not approved in any market for the treatment of complex anatomies.

EVAS FORWARD Global Registry: Design and Status

- **Principal Investigators**
  - Andrew Holden, MBChB, *Auckland, NZ*
  - Matt Thompson, MD, *London, UK*
- 300 patients, 30 centers with five year follow-up
- Real-world experience; no prospective screening of patients
- CT scan core lab analysis (Cleveland Clinic Core Lab)
- Independent adverse events adjudication
- Primary outcomes typical of EVAR therapy

Mean time in study: 425d; 14mo (0-21mo)
Median time in study: 434d (Min=0, Max=643, 25%ile 369 75%ile 490)


Total Patients
(n=300*)
Cohort 1
(n=200)
Cohort 2
(n=39)
Cohort 3
(n=38)
Cohort 4
(n=22)

*One (1) consented patient did not receive implant

27

EVAS FORWARD GLOBAL REGISTRY

Cohorts

Cohort 1
66.9%

N=200
Neck Length ≥ 10mm
Infrarenal Angle ≤ 60°



Cohort 2
13.0%

N=39
Neck Length 5 -10mm
Infrarenal Angle 61 - 90°



Cohort 3
12.7%

N=38
Neck Length < 5mm
Infrarenal Angle > 90°
Juxtarenal / Pararenal



Cohort 4
7.4%

N=22
rAAA; EVAR revision;
AUI; Isolated iliac aneurysm



28

EVAS FORWARD GLOBAL REGISTRY

Baseline Aneurysm and Vascular Characteristics

3
1	2

Parameter Neck Length < 5mm Neck Length ? 10mm Neck Length 5 -10mm Infrarenal Angle > 90° Infrarenal Angle ? 60 Infrarenal Angle 61°—90° Juxtarenal—Pararenal

Maximum Sac Diameter, mm 59 (55-65) 59 (56-64) 63 (56-70) Neck Length, mm 27 (19-39) 9 (7-18) 5 (3-19) Neck Diameter, mm 25 (23-28) 25 (22-27) 29 (24-31) Neck Angulation 29 (14-42) 44 (26-65) 34 (21-49)

AAA Complexity across All-Comer Registries

EVAS Global Registry (n=300)

50% 46% ENGAGE Registry (n=1262)

GREAT Registry (n=400)

40%

30%

20% 17%

13%

8%

10% 6% 5%

2% 1.5% n/r 0% 0.1% 0.5% 0.6% n/r

0%

Neck Length Conical Neck Angle Chimney Iliac

<10mm Neck >60° Procedure diameters

>25mm

Major Adverse Events

?30 days 31d – 1yr

Classification

n=277 n=272

All Cause Death 3 (1.1%) 11 (4.0%)

Peri-operative mortality 3 (1.1%) -

AAA-related mortality—1 (0.4%)*

Renal Failure 0 2(0.7%)

Myocardial Infarction 2(0.7%) 1(0.4%)

Bowel Ischemia 0 0

Respiratory Failure 2(0.7%) 2(0.7%)

Stroke 1(0.4%) 3(1.1%)

Blood loss >1000 mL 2(0.7%) Not applicable

Patients with one or more MAE 8 (2.9%) 16 (5.9%)

*One late AAA-related

Peri-operative mortality ?30d:

• Day 5: Hospital-acquired pneumonia death due to aorto-

Day 15: Gastrointestinal hemorrhage duodenal fistula at day 148

Day 19: Aspiration pneumonia

Freedom from All Endoleak

Through 1 yr

94.5%

Type Ia Endoleak – Most Common Causes

Stent

Low stent

Misalignment deployment

Transcatheter Embolization Of Type IA Endoleak

Resolution of Type II Endoleak

30d 6mo 1yr

Freedom from Type II Endoleak

Through 1 yr

98.2%

CONFIDENTIAL

Persistent Endoleaks

At 30 Days At 1 Year

N=277 N=269

Endoleak (Total) 1.4% (4) 0.7% (2)

Type IA 1.1% (3) 0.4% (1)

Type IB —

Type II 0.4% (1) 0.4% (1)

Type III —

Endoleaks at 1 Year

12%

9.8%

10%

8%

6%

4%

2%

0.7%

0%

EVAS ENGAGE

Type 1A, 1B Type II Type III Type IV Undetermined

ENGAGE Registry: Verhagen et al. LINC Symposium 2014

Conclusions from Endoleak Data

The incidence of ? 30 day and 1 year endoleak remains very low The root causes are attributed to procedural factors

– Low stent placement, stent misalignment, or no pre-fill

Type 1A and 1B endoleak can be effectively treated

Higher incidence of ? 30 day Core Laboratory reported type 2 endoleak but these are small and most resolve

Freedom from Secondary Intervention

1Yr 98.2% Occlusion

1Yr 96.3% Endoleak

1Yr 92.3% All

277 267 264 262 258 256 205 144 74 31

277 265 260 257 254 252 202 142 75 31

277 261 256 252 249 247 199 140 74 31

Patients with Secondary Interventions through 1 Yr

8% OFF IFU 40%

37%

7%

6%

4.5%

5%

5.6% 6.5%

4% 20%

18%

17%

3%

2%

3.2%

1% 1.6%

1.0%

0% 0%

EVAS ENGAGE GREAT

?30d 31d- 1yr

ENGAGE Registry : Verhagen H. LINC Symposium 2014

GREAT Registry: Verhoeven E. et al. EJVES 2014;48:131-37

Freedom from Aneurysm-Related and All-Cause Mortality

1 Yr

ARM

98.2%

1 Yr

ACM

94.8%

Mortality and MI through 1 Year

EVAS ENGAGE GREAT

ASA Class III/IV 64% 52% 63%

Cardiac History 55% 53% 39%

All Cause Death 5.1% 7.4% 7.0%

AAA-related mortality 1.4% 1.5%

NR

Myocardial Infarction 1.1% 1.8%

ENGAGE: Stokmans et al. EJVES 2012 / Broos et al. J Vasc Surg 2015 GREAT: Verhoeven et al. EJVES 2014

All-Cause and Aneurysm-Related Mortality

EVAS and ENGAGE

ARM

ACM

ENGAGE: Stokmans et al. EJVES 2012;44:369-75

Conclusions – 1 Year Follow Up

Impressive results in the first-ever prospective, EVAS all-comers clinical study showing durability of repair Low endoleak and reintervention rates in complex patient population Excellent one year aneurysm related and overall survival outcomes Longer follow-up and additional EVAS studies essential

Prof. Matthew Thompson

St. George’s University

London, UK

Treatment of Complex AAA

EVAS for Complex AAA

Matt Thompson

St Georges Vascular Institute, London, UK

MT 2015

Disclaimers

CAUTION: Nellix® EndoVascular Aneurysm Sealing System is an investigational device. Limited by federal (or United States) law to investigational use only.

Nellix is approved in Europe. For Nellix EndoVascular Aneurysm

Sealing System, prior to use, refer to the “Instructions for Use” for complete and specific indications, contraindications, all warnings and precautions. Rx only.

Nellix is not approved in any market for the treatment of complex anatomies.

MT 2015

Complex AAA: Aneurysms Involving Visceral Segment

14%

Suprarenal

Type IV TAAA

~36% of 7%

No Neck

AAA Market

<5mm

15%

Short Neck

<10mm

MT 2015

Change in Endovascular Practice SGVI

Neck Length > 15mm Outside Proximal Neck IFU (d/ l)

100% 35%

30%

90% 25%

20%

80%

15%

10%

70%

5%

60% 0%

MT 2015

Endovascular Treatment of Juxta-Renal Aneurysms

Large gains in absolute risk reduction

High open elective mortality

High turn down rate (41%)

rAAA mortalty dramatically increased when neck shorter than 15mm

MT 2015

EVAR In Challenging Aortic Morphology

70% reintervention rate 5y

MT 2015

Karthikesalingam PLOS One 2015 10 (7)

Custom Made Fenestrated Grafts

“Gold standard” at present

Technically challenging – good success

Significant “turn down” rate (50%)

(manufacturing constraints, morphology)

Delay to treatment

Off shelf fenestrated treat lower proportion

with higher technical difficulty

Banno et al JVS 2014; 60: 31

MT 2015

Custom Made Fenestrated Grafts – Reintervention and Mortality

Mortality Mortality Mortality

2% 7.8% 28%

Early reintervention 7%

MT 2015 Globalstar Circ 2012; 125: 2707

Patel et al JVS 2015; 62: 319

EVAR and Parallel Grafts for Juxta-Renal AAA

Near universal applicability

Early results better than expected – durability Issue is seal – gutters / endoleaks Pericles Registry – Type 1 2.9% Improved seal with polymer based technology

MT 2015

Donas et al Ann Surg 2015; 262: 546

EVAS and Parallel Grafts

MT 2015 Off label use

Parallel Grafts and EVAS – Current Practice SGVI

fEVR / open turndown

Plan to increase sealing zone to 2cm – parallel sided aorta

Now approaching standard of care

Technique evolved

Adjunctive stents for parallel grafts crucial

MT 2015

Neck 6-25mm

MT 2015

MT 2015

Visceral Stenting/Placement of Protection Balloons/ EVAS

MT 2015

MT 2015

Parallel Grafts and EVAS – SGVI Series (April 2015)

47 patients: 8 (3)/7 (2)/ 32 (1)

3 ruptured AAA / 4 mycotic / 7 EVAR revisions 2 deaths (1 rupture / 1 elective) 3 endoleaks (all resolved with embolisation) 1 limb occlusion / 1 renal stent stenosis

MT 2015

DRAFT RESULTS

Validation Work for Parallel Grafts / EVAS

MT 2015

Validation Work for Parallel Grafts / EVAS

MT 2015

Post-market registry of the Nellix System with parallel grafts in juxta-

renal, opera-renal and supra-renal AAA

Retrospective and prospective

Open-label, single-arm, no prospective screening

200 patients, up to 10 international centers with 5y F/U

Endpoints typical of EVAR therapy in complex AAA

MT 2015

Expanded Indications for EVAS

Promising use of new technology – therapeutic gap Theoretical advantages in using polymer based sealing Early results acceptable – approaching first line therapy Proof of concept – testing Long term results and endograft durability

MT 2015

David J. Minion, MD

University of Kentucky College of Medicine, Lexington, KY

TriVascula Ovation

Ovation® Abdominal Stent Graft Platform

A Paradigm Shift for EVAR

Polymer Technology

Polymer Technology

“Injectable Architecture”

reduces profile while

increasing

conformability.

Sets to the consistency

of a pencil eraser

Long-term cushion effect

on proximal aortic neck

Why is that important?

Advantages of Polymer

Technology

Reduced Profile

Lowest FDA-Approved Profile

The Perils of Access

Iliac Rupture

Iliac Avulsion

Persistent EVAR Challenges

Characteristics of Hostile Narrow Access Vessels

Access Anatomy

• Narrow (<6mm)

• Occluded 5.3 3.2

Tortuous mm mm

Calcified

• Aneurysmal Access Vessel Tortuosity

40% Patients < 6mm*

M2S Database – 43,000 CT Scans

55% Female Patients <6mm**

(CHAP) Collaborative effort – 1,063 CT Scans

Derived from M2S Measurement Database of 43,000 AAA CT Scans

New England Society for Vascular Surgery, Matthew P. Sweet, MD et all

The influence of gender and aortic aneurysm size on eligibility for endovascular abdominal aortic aneurysm repair Clinician-FDA Collaborative effort, Characterization of Human Aortic Anatomy Project (CHAP), 1063 CT Scans

Abdominal Aortic Aneurysm Repair

Drive to Safely Expand EVAR While Reducing Invasiveness

Open Surgical Repair EVAR Surgical Cutdown Percutaneous EVAR

Open EVAR Source

30	Day Mortality 4.3% 1.8% New England Journal of Medicine 2010; 362:1863-1871

Journal of Vascular Surgery, March 2010, Turnbull et al;

30	Day MAE 56% 11% Journal of Vascular Surgery, September 2008, Zwolak et al

LOS 10.4 3.6 Journal of the American Medical Association 2012; 307(15): 1621-1628

Advantages of Polymer

Technology

Reduced Profile

Custom Molded Sealing

Unique Sealing Mechanism

Why is that important?

Irregular, Calcified

Plaque

Standard Stent Graft

Polymer Sealing Technology

Persistent EVAR Challenges

Characteristics of Hostile Neck Anatomy

- Short Aortic Necks (<15mm)
- Reverse Tapered Necks
- Calcium
- Thrombus
- Severe Angulation
- Large Diameter

*48% Patients < 15mm Necks**
M2S Database – 43,000 CT Scans

*63% Women < 15mm Necks***
(CHAP) Collaborative effort – 1,063 CT Scans

Reverse Tapered Necks


At Inferior Renal Artery
At IR + 5
At IR + 13

Calcium/Thrombus lined Necks



* Derived from M2S Measurement Database of 43,000 AAA CT Scans

** New England Society for Vascular Surgery, Matthew P. Sweet, MD et all
The influence of gender and aortic aneurysm size on eligibility for endovascular abdominal aortic aneurysm repair
Clinician-FDA Collaborative effort, Characterization of Human Aortic Anatomy Project (CHAP), 1063 CT Scans

85

Custom Molded Seal

Self Expanding Stent Graft

Wire and fabric grafts create discontinuous points of apposition in irregular and/or tapered anatomy

Note: FEA simulations illustrate the spectrum of wall apposition from low (blue) to high (red)

Ovation Prime Stent Graft

Ovation Prime sealing ring creates uniform continuous wall apposition, even in irregular and/or tapered anatomy

Literally “Water-Tight”

Colored Water

Sealing Ring

Ovation Prime graft sealing colored water in clear tube*

Advantages of Polymer

Technology

Reduced Profile

Custom Molded Sealing

Depressurizes the “Neck” (Sealing Zone)

Ovation System Protects the Aortic

Neck

Self expanding stent graft systems exert continual radial force which can lead to neck dilation, device migration, endoleaks and aneurysm rupture

Untreated Aneurysm Self Expanding Stent Graft Ovation Stent Graft

Blood Pressure

Stent Outward Radial Force

Why is that important?

Late Failure: Standard Stent-Graft

2	Years 6 Years

Late Failure: Standard Stent-Graft

4	Years 9 Years

Ovation Platform Protects the

Aortic Neck

Ovation Global Pivotal study demonstrates encouraging results with stable neck diameter and durable seal through 4 years due to the unique sealing ring technology which creates no chronic outward force and insulates the neck from blood pressure.

Aortic Neck Dilatation Over Time*

6.0

average 5.0 4.0 diameter (mm) 3.0 expansion

2.0

Proximal Neck 1.0 0.0

-1.0

Self-Expanding

Studies have shown proximal 5.3 Stents(1)

4.7

neck dilation results3.6 in late

type I endoleak 2.4 in

approximately 4-9% of

0.8	Open
0.4	Repair(2)

patients. 0.2 0.2 Ovation

0.0	0.0 System(3,4)
-0.2

Baseline 1 Year Growth 2 Year Growth 3 Year Growth 4 Year Growth

*Based on all known peer-reviewed published clinical data with clearly outlined methodology to measure neck dilation in patients with self-expanding AAA stent grafts; measurement methodology in cited studies is comparable to measurement methodology in Ovation Pivotal Trial3,4.

1Monahan JVS 2010: 52: 303-7 N=46. Devices: Cook Zenith

2Rodway Eur J Endovasc Surg 2008; 35: 685-93 EVAR: N=67, Open: N=56. Data available for up to 2 years. 3Core Lab evaluation, Ovation Global Pivotal Trial. N=94. Data as of July 31, 2015

4Neck dilation in proximal neck defined as growth > 3mm at 10mm below renals, 13mm below renals, and 15mm below renals

Case Studies From Ovation Global Pivotal Trial Demonstrate Stable Aortic Neck Diameters

Straightforward

No aortic neck growth at 4 years

Pre-case Post-30 day Post 4-year

Reverse Tapered Neck

No aortic neck growth at 2 years

Pre-case Post-30 day Post 2-year

Heavy Calcification

No aortic neck growth at 2 years

Pre-case

Post-30 day

Post 2-year

Clinical Evidence for the Ovation System

Ovation Global Pivotal Trial

Baseline Aortoiliac Mean ± SD Min, Max

Characteristics

Aortic diameter 13mm

below renal artery (mm)1 22.7 ± 3.1 16.6, 32.3

Juxtarenal angle

(degrees)1 19.1 ± 13.5 0.0, 60.0

Proximal neck length

(mm)2 22.9 ± 12.5 1.0, 50.0

Aortic aneurysm diameter

(mm)2 53.6 ± 9.0 37.8, 90.0

Aortic bifurcation diameter

(mm)2 20.3 ± 6.9 11.5, 53.5

Left iliac minimum access

diameter (mm)2 7.0 ± 1.6 3.2, 11.5

Right iliac minimum access

diameter (mm)2 7.0 ± 1.6 3.5, 11.4

~40% (66/161) of Ovation Trial patients treated had access vessels <6mm, aortic neck length <10mm, or both. Minimum Access Vessel <6mm, 25%

Both Criteria, Neither 8% Criteria, Neck 59% Length, 8%

Patient demographics, anatomical characteristics, and procedural characteristics indicate a challenging patient cohort.

1Data provided by site imaging

2Data provided by imaging core lab

Ovation Global Pivotal Trial

4 year results of the global pivotal clinical study to evaluate the safety and effectiveness of the TriVascular Ovation Abdominal Stent Graft System.

Technical Success[1]					**All N=161**
Defined as successful, delivery and deployment of one aortic body and two iliac limbs					100%
Safety[2]	**0 to 30 Days N=161**	**31 to 365 Days N=159**	**366 to 730 Days N=154**	**731 to 1095 Days N=140**	**1096 to 1460 Days N=124**
Major Adverse Events	2.5%	3.8%	--	--	--
Device Related MAE	0%	0%	--	--	--
Rupture	0%	0%	0%	0%	0%
Conversion to Open Repair	0%	0%	0%	0%	0%
Effectiveness[3]	**30 Day**	**1 Year**	**2 Years**	**3 Years**	**4 Years**
Type I and III Endoleaks	0% (0/153)	0% (0/143)	0% (0/120)	0% (0/109)	0% (0/85)
Migration	Baseline	0% (0/150)	0% (0/133)	0% (0/117)	0% (0/94)

The 1-year results of the Ovation Abdominal Stent Graft System demonstrate excellent safety and effectiveness .... particularly in patients with challenging anatomic characteristics, including short aortic necks and narrow iliac arteries
(59 Journal of Vascular Surgery 1, 2014)

Data as of July 31, 2015
[1]Technical Success based on investigator reports
[2]Major Adverse Events and Device Related Major Adverse Events based on Clinical Events Committee (CEC) adjudicated data. Rupture and Conversion to Open Repair based on investigator reports
[3]Endoleaks and Migration rates based on Core Lab Data (M2S)

97

Clinical Evidence to Validate

the Ovation Platform

Over 8,000 patients worldwide have been treated Ovation Abdominal Stent Graft platform, with over subjects in a tightly controlled study or registry

Patient demographics, anatomical characteristics, procedural characteristics indicate a challenging patient cohort.

At 4 years, no ruptures, conversions, Type I / II endoleaks or migrations, including stable aortic neck diameter.

These data provide compelling evidence that the Ovation system can expand EVAR access to mor patients and improve EVAR outcomes for all pati

Why not use it for everything?

Eurostar Classification of AAA

Thank You

NASDAQ: TRIV

www.trivascular.com

Summary

John McDermott Chief Executive Officer

Summary

Most Comprehensive AAA Product Line

Robust New Product Pipeline

Traditional AAAs, Complex AAAs and Thoracic

~30% Larger Global Sales Force

Significant Clinical Evidence

Top Tier Forecasted Financial Performance:

Revenue CAGR of 20%

Gross margins 70%+

EBITDA margin of 20% by 2020